Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED CORPORATION LOGO]



                                                      NEWMONT MINING CORPORATION
                                                             1700 Lincoln Street
                                                          Denver, Colorado 80203
                                                                  (303) 863-7414


                                                                11 DECEMBER 2001

Dear Normandy Mining Shareholder:

On 10 December 2001, we announced that we had increased our off-market bid to acquire all your Normandy shares to a value of A$1.90 per share, based on the closing price of Newmont shares on the NYSE on 7 December 2001 (A$1.81 based on the closing price of Newmont common shares on the NYSE on 11 December 2001). For each Normandy share, you will receive A$0.40 cash, and 0.0385 Newmont common shares. A copy of our press release is enclosed.

SUBJECT TO THEIR FIDUCIARY DUTIES, YOUR BOARD OF DIRECTORS HAS APPROVED OUR BID AND AGREED TO RECOMMEND THAT YOU ACCEPT OUR BID AND THEREFORE REJECT THE OFFER THAT HAS BEEN MADE BY ANGLOGOLD LIMITED. Normandy's largest shareholder, Franco-Nevada Mining Corporation Limited, has committed its shares to our bid as well.

I know you are anxious to learn more about our company and to see the completion of this transaction. We are committed to completing this transaction and our acquisition of Franco-Nevada by early in the new year. We continue to be very confident that the various conditions to our acquisitions of Normandy and Franco-Nevada will be satisfied. We have found overwhelming Normandy, Newmont and Franco-Nevada shareholder support for our vision, and all of our regulatory filings in various jurisdictions are proceeding in the normal course. Subject to the Australian Stock Exchange approving Newmont's listing application (and the other conditions to our bid being satisfied or waived), we expect to provide the bid consideration within five business days of receipt of acceptances.

By now you will have seen AngloGold's offer to buy your shares of Normandy. You now are faced with a choice between the two offers - you need to decide which is better for you, both today and over the longer-term. I think the choice is clear: we are offering double the cash and the more secure and liquid security. I think you will come to the same conclusion.

--------------------------------------------------------------------------------
  THE BETTER BID, THE MORE SECURE AND LIQUID SECURITY, THE STRONGER VISION AND
                               THE BETTER COMPANY

                             OFFER VALUED AT A$1.90*

         NEWMONT REPRESENTS THE BETTER CHOICE FOR NORMANDY SHAREHOLDERS
--------------------------------------------------------------------------------

                        THE NEWMONT BID IS THE BETTER BID

Significant premium to the AngloGold Offer:
-------------------------------------------
The Newmont bid values Normandy at A$1.90 per share, or A$0.25 (15%) more than the value of the revised offer announced by AngloGold on November 29, 2001 (based on the closing prices of Newmont and AngloGold shares on 7 December
2001). Our bid - which is at the top end of the value range established in the Independent Expert's report prepared by Grant Samuel - is clearly full and fair value for Normandy.


Double the cash consideration:
------------------------------
Under the Newmont bid, Normandy shareholders will receive cash payment of A$0.40 (double the A$0.20 offered under AngloGold's offer)in addition to 0.0385 Newmont common shares for every Normandy share.



------------------------------
* Based on the closing price of Newmont shares on 7 December 2001; shareholders are urged to obtain updated quotes on the Normandy, Newmont and AngloGold shares.

               NEWMONT PROVIDES A MORE SECURE AND LIQUID SECURITY

By accepting the Newmont bid, you will immediately become a shareholder in a North American company and receive the benefit of higher market valuations. This has been an important long-term objective of Normandy's management to improve shareholder value.

Newmont is listed on the NYSE and included in the S&P 500 -- a prestigious index of the most significant companies in North America. Following these transactions, we expect to list our shares in Australia and to be the most actively traded gold stock in the world.

                      NEWMONT OFFERS BETTER LONG-TERM VALUE

We believe that, upon completion of the Normandy and Franco-Nevada transactions, the New Newmont will be the best gold company in the world and the best gold vehicle for investors.

The New Newmont will:

*     have the LARGEST RESERVE BASE AND HIGHEST PRODUCTION OF GOLD in the world

* be WELL-CAPITALIZED, with the financial strength to develop attractive projects and ability to significantly reduce debt over time, even at current gold prices,

* operate a diversified portfolio of WORLD-CLASS OPERATIONS around the world with limited exposure to POLITICAL RISK,

* offer investors the most LEVERAGE TO THE GOLD PRICE of any major producer, providing significant upside potential from gold price appreciation - a US$25 increase in the gold price increases pre-tax cash flow by US$162 million per year, and

* have the ability and OPPORTUNITIES TO GROW our reserves and production through development of attractive projects, continued exploration and further industry rationalization.


The accompanying chart contrasts the New Newmont and what we understand AngloGold would look like if it acquired Normandy.


                               WHAT SHOULD YOU DO?

For now, DON'T DO ANYTHING. On 10 December 2001, subject to their fiduciary duties, the Normandy Board of Directors approved and agreed to recommend that you accept our revised bid and therefore reject the AngloGold offer. TO ENSURE THAT YOU CAN CONSIDER THE NEWMONT BID, YOU SHOULD NOT ACCEPT ANY OTHER OFFER - IF YOU DO, YOU MAY NOT BE ABLE TO ACCEPT OUR BID.

                      WHERE CAN YOU FIND MORE INFORMATION?

If you have any questions, you should call 1-800-507-507 in Australia (toll-free), 61 2 9278 9331 outside of Australia, and 888-750-5835 in the United States and Canada (toll-free). We also invite you to visit our web site (www.newmont.com), which includes updates and responses to frequently asked questions.


                                    * * * * *


We are very excited about creating this great new company. I wish you a Happy Holiday Season and look forward to welcoming you as a Newmont shareholder in the New Year.

Sincerely,

/s/ Wayne W. Murdy

Wayne W. Murdy
President and Chief Executive Officer

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED CORPORATION LOGO]



                                            TO NORMANDY SHAREHOLDERS:

                                            CHOOSE THE NEWMONT OFFER:

                                         THE BETTER BID & the best value


NEWMONT IS THE BETTER BID
-------------------------


                       -----------------------------------------------------------------
                                  Newmont                         AngloGold
                       -----------------------------------------------------------------
   BETTER VALUE             A$1.90* - 15% premium                   A$1.65*

   MORE CASH                 A$0.40 - 100% more                     A$0.20

   ENDORSEMENT          Recommended by Normandy Board         Rejected by Normandy Board



*Based on closing prices on 7 December 2001. Based on closing prices on 11 December 2001, the Newmont bid had a value of A$1.81, compared to a value of A$1.68 for the AngloGold bid. Shareholders are urged to obtain updated quotes on the Normandy, Newmont and AngloGold shares.


NEWMONT OFFERS THE BETTER CURRENCY
----------------------------------

                       -----------------------------------------------------------------
                                  Newmont                         AngloGold
                       -----------------------------------------------------------------
   STRONGER CURRENCY     o   North American scrip        o   Rand-based primary listing
                                                             in South Africa

   SUPERIOR TRADING      o   NYSE listed; included in    o   Large control block limits
   LIQUIDITY                 S&P 500                         public float and liquidity

                         o   Public float trades
                             freely in US dollars


NEWMONT IS THE BETTER COMPANY*
------------------------------

                       -----------------------------------------------------------------
                                  Newmont                         AngloGold
                       -----------------------------------------------------------------

   CAPITAL STRUCTURE     o  Financial strength and       o   South African foreign
                            flexibility to finance           exchange controls
                            growth

                         o  Investment grade debt        o   33% Net Debt to Cap
                            ratings - 23% Net Debt to
                            Cap

   POLITICAL RISK        o  Approximately 60% of         o   Approximately 58% of
                            reserves and 70% of              reserves and 53% of
                            production in AAA-rated          production in Africa
                            countries
                                                         o   Rand has declined
                                                             approximately 30% since
                                                             January 1, 2001

   MINING COMPLEXITY     o  100% open pit and            o   Deep underground mines
                            shallow underground              -more complex and difficult
                            operations                       to mine and develop

   LEVERAGE TO GOLD      o  US$25 increase in gold       o   US$25 increase in gold
   PRICE                    price increases annual           price increases annual
                            pre-tax cash flow by US$162      pre-tax cash flow by US$36
                            million                          million



*Reflects the acquisition of Normandy and Franco-Nevada by Newmont compared to the acquisition of Normandy by AngloGold.


        If you have any questions, please call 1-800-507-507 in Australia (toll-free), 61 2 9278 9331 outside of Australia, and 888-750-5835 in the
                      United States and Canada (toll-free).



Newmont Mining Corporation
1700 Lincoln Street
Denver, CO  80203
Phone:  303-863-7414
www.newmont.com

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.





Newmont Mining Corporation
1700 Lincoln Street
Denver, CO  80203
Phone:  303-863-7414
www.newmont.com